November 9, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re: INVO Bioscience, Inc.

Registration Statement on Form S-1

File No. 333-248950

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, INVO Bioscience, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare such Registration Statement effective as of 4:30 p.m. Eastern Time, on Thursday November 12, 2020, or as soon thereafter as possible. The Company also requests that the Commission specifically confirm such effective date and time to the Company.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call the undersigned at (978) 878-9505 or Mr. Gregory Carney of Dentons US LLP at (213) 243-6105.

Very truly yours,

/s/ Steven Shum Steven Shum INVO Bioscience, Inc. Chief Executive Officer